UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SWS Group, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

78503N107

(CUSIP Number)

Corey Prestidge

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78503N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,171,039 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,171,039 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,171,039 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4% (b)

14.	Type of Reporting Person (See Instructions) CO

(a)  Includes 8,695,652 shares of common stock that are acquirable upon the exercise of a warrant.  The warrant is exercisable at any time for five years from the date of original issuance, but will expire to the extent that SWS Group, Inc. prepays the loan made to it by Hilltop Holdings Inc. and the holder does not exercise a corresponding portion of the warrant.  The exercise price and number of shares of common stock acquirable upon exercise of the warrant is subject to adjustment as set forth in the warrant.

(b)  Based upon 33,014,451 shares of common stock of SWS Group, Inc. outstanding on October 31, 2013, as disclosed in the Issuer’s Form 10-Q for the period ending September 30, 2013.  Shares issuable pursuant to the warrant are treated as if outstanding for computing the percentage ownership of Hilltop Holdings Inc., but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

SCHEDULE 13D

CUSIP No. 78503N107

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by Hilltop Holdings Inc. with the Securities and Exchange Commission (the “Commission”) on August 8, 2011, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 2011 and Amendment No. 2 to Schedule 13D filed with the Commission on December 1, 2011 (as amended and supplemented, collectively, this “Schedule 13D”), relating to the common stock, $0.10 par value per share, of SWS Group, Inc., a Delaware corporation (the “Company” or the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 2.                                 Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)                                 The name of the person filing this Schedule 13D is Hilltop Holdings Inc. (the “Reporting Person”).  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A (collectively, the “Named Individuals”).  Each of the Named Individuals expressly disclaims beneficial ownership of the shares of Common Stock referred to herein, except to the extent of their pecuniary interest therein.

(b)                                 The Reporting Person’s principal business address and address of its principal office is 200 Crescent Court, Suite 1330, Dallas, Texas 75201.

(c)                                  The Reporting Person is a financial holding company that has endeavored, and continues to endeavor, to make acquisitions or effect business combinations.  In connection with this strategy, on May 8, 2012 the Reporting Person entered into a definitive agreement and plan of merger with PlainsCapital Corporation, pursuant to which the Reporting Person acquired PlainsCapital Corporation on November 30, 2012 (the “Merger”).  Concurrent with the consummation of the Merger, the Reporting Person became a financial holding company registered under the Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act of 1999.  Prior to the consummation of the Merger, the Reporting Person’s primary operations were to provide fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States through the Reporting Person’s wholly owned property and casualty insurance holding company, National Lloyds Corporation.  Following the Merger on November 30, 2012, the Reporting Person’s primary line of business is the Reporting Person’s wholly owned bank subsidiary, PlainsCapital Bank.

(d)                                 To the best knowledge of the Reporting Person and the Named Individuals, neither the Reporting Person nor any Named Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  To the best knowledge of the Reporting Person and the Named Individuals, neither the Reporting Person nor any Named Individual has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a Maryland corporation.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

The Reporting Person intends to finance the cash component, if any, of the transactions described in Item 4 below with its available working capital.

Item 4.                                 Purpose of Transaction

Item 4 is hereby supplemented to add the following:

On January 9, 2014, the Reporting Person delivered to the Company’s President and Chief Executive Officer a letter proposing a transaction in which the public stockholders of the Company would receive $7.00 per share in a mix of cash and the Reporting Person’s common stock.  The Reporting Person expects to engage in discussions with the Company’s management, board of directors, stockholders and other relevant parties regarding the potential transaction and the business, operations, board composition, management, strategy and future plans of the Issuer, to the extent permitted under the Rebuttal of Control, and seeks to consummate the proposed transaction as promptly as practicable.  The Reporting Person may engage in discussions with Oak Hill Capital Partners III and Oak Hill Capital Management Partners III, L.P. and their respective affiliates (collectively, “Oak Hill”) regarding the potential purchase by the Reporting Person or its affiliates or the restructuring of Oak Hill’s loan to the Company pursuant to the credit agreement dated July 29, 2011 and the related warrant to purchase the Company’s common shares.  No binding obligation on the part of the Reporting Person with respect to the proposed transaction will arise unless and until a definitive agreement is executed and delivered.  A copy of the letter is attached hereto as Exhibit 99.4 and is incorporated herein by reference.  The Reporting Person issued a press release on January 10, 2014 announcing the delivery of the letter, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 5.                             Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)                                 As of January 9, 2014, the Reporting Person was the beneficial owner of 10,171,039 shares of Common Stock, which represents 24.4% of the Common Stock.  This includes 8,695,652 shares of Common Stock (and, in some cases, the Series A Preferred Stock) that are acquirable upon the exercise of a warrant issued to the Reporting Person by the Company.  The warrant is exercisable at any time for five years from the date of original issuance, but will expire to the extent that the Company prepays the loan made to it by the Reporting Person and the holder does not exercise a corresponding portion of the warrant.  The exercise price and number of shares of Common Stock acquirable upon exercise of the warrant is subject to adjustment as set forth in the warrant.  Other than Mr. Gerald Ford’s direct ownership of 19,925 restricted shares of Common Stock (of which 13,962 are vested and 5,963 are unvested and scheduled to vest on November 14, 2014), to the best knowledge of the Reporting Person, none of the other Named Individuals beneficially owns any shares of Common Stock.  The foregoing reported percentage ownership is based upon 33,014,451 shares of Common Stock outstanding on October 31, 2013, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2013.  Shares issuable pursuant to the warrant are treated as if outstanding for computing the percentage ownership of the Reporting Person, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(b)                                 Until shares of Common Stock are acquired upon exercise of the warrant (and, in some cases, conversion of the Series A Preferred Stock), those shares are not entitled to vote.  The Reporting Person has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, the shares of Common Stock, the warrant and the shares of Common Stock acquirable upon exercise of the warrant (and, in some cases, the Series A Preferred Stock) reported in this Schedule 13D.  The Named Individuals may be deemed to have beneficial ownership of these securities.  The Named Individuals disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(c)                                  Except for the grant of 7,231 restricted shares of Common Stock on November 21, 2012 and 5,963 restricted shares of Common Stock on November 14, 2013 to Mr. Gerald Ford by the Company for his service on the Board of Directors of the Company, the Reporting Person has not, and to the Reporting Person’s knowledge, without independent verification, none of the Named Individuals have, effected any transactions in the securities of the Company since the filing by the Reporting Person of the Amendment No. 2 to Schedule 13D on December 1, 2011.

(d)                                 Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person referred to in this Item 5.

(e)                                  Not applicable.

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

99.4                                                                                                Letter dated January 9, 2014

99.5                                                                                                Press Release issued by Hilltop Holdings Inc. on January 10, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2014

HILLTOP HOLDINGS INC., a Maryland Corporation

By:	/s/ COREY G. PRESTIDGE
Name:	Corey G. Prestidge
Title:	General Counsel & Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

HILLTOP HOLDINGS INC.

Name	Business Address	Relationship to Hilltop	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship

Gerald J. Ford	200 Crescent Court Suite 1350 Dallas, TX 75201	Chairman	Co-Managing Member of Ford Financial Fund II, L.P.	USA

Charlotte Jones Anderson	One Cowboys Parkway Irving, TX 75063	Director	Executive Vice President, Brand Management and President of Charities of the Dallas Cowboys Football Club, Ltd.	USA

Rhodes Bobbitt	None	Director	Retired	USA

Tracy A. Bolt	6050 Southwest Blvd, Suite 300 Fort Worth, TX 76109	Director	Partner of Hartman Leito & Bolt, LLP	USA

W. Joris Brinkerhoff	None	Director	Manager of family business interests	USA

Charles R. Cummings	301 Commerce Street, Suite 1405 Fort Worth, TX 76102	Director	President and CEO of CB Resources LLC	USA

Hill A. Feinberg	325 North St. Paul Street, Suite 800 Dallas, TX 75201	Chief Executive Officer of First Southwest Company and Director	Chief Executive Officer of First Southwest Company	USA

Jeremy B. Ford	200 Crescent Court Suite 1330 Dallas, TX 75201	President, CEO, and Director	President, CEO, and Director at Hilltop Holdings Inc.	USA

J. Markham Green	None	Director	Private Investor	USA

Jess T. Hay	None	Director	Retired	USA

William T. Hill Jr.	None	Director	Law Firm of William T. Hill, Jr.	USA

James R. Huffines	2323 Victory Avenue Suite 1400 Dallas, TX 75219	Executive Vice President, Chief Operating Officer of PlainsCapital Corporation and Director	Executive Vice President, Chief Operating Officer of PlainsCapital Corporation	USA

Lee Lewis	P.O. Box 65197 Lubbock, TX 79464	Director	Chief Executive Officer of Lee Lewis Construction, Inc.	USA

Andrew J. Littlefair	4675 MacArthur Court, Suite 800 Newport Beach, CA 92660	Director	President and Chief Executive Officer of Clean Energy Fuels Corp.	USA

W. Robert Nichols III	None	Director	President of Nichols Management	USA

C. Clifton Robinson	900 Austin Avenue, 12th Floor Waco, TX 767012	Director	Family Investments	USA

Kenneth D. Russell	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Financial Advisor at Diamond A Administration Company, LLC, an affiliate of Gerald J. Ford	USA

A. Haag Sherman	None	Director	Owner of Sherman LP	USA

Robert C. Taylor, Jr.	7830 Orlando Avenue Lubbock, TX 79423	Director	Chief Executive Officer of United Supermarkets, LLC	USA

Carl B. Webb	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Co-Managing Member of Ford Financial Fund II, L.P.	USA

Alan B. White	2323 Victory Avenue Suite 1400 Dallas, TX 75219	Chief Executive Officer of PlainsCapital Corporation and Director	Chief Executive Officer of PlainsCapital Corporation	USA

Darren Parmenter	200 Crescent Court Suite 1330 Dallas, TX 75201	SVP Finance	SVP Finance at Hilltop Holdings Inc.	USA

Corey G. Prestidge	200 Crescent Court Suite 1330 Dallas, TX 75201	General Counsel and Secretary	General Counsel and Secretary at Hilltop Holdings Inc.	USA

Todd L. Salmans	18111 Preston Road, Suite 900 Dallas, TX 75272	President and Chief Executive Officer of PrimeLending	President and Chief Executive Officer of PrimeLending	USA

Jerry L. Schaffner	2323 Victory Avenue Suite 1400 Dallas, TX 75219	President and Chief Executive Officer of PlainsCapital Bank	President and Chief Executive Officer of PlainsCapital Bank	USA